United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Suying Li, Division of Corporation Finance

May 7, 2010

Re:	Northern Dynasty Minerals Ltd.
Form 40-F for the Year Ended December 31, 2008
Form 40-F/A for the Year Ended December 31, 2008
Form 40-F for the Year Ended December 31, 2009
File No. 1-32210

Dear Ms. Li,

We are in receipt of your letter (“Comment Letter”) dated April 23, 2010 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 40-F and Form 40-F/A for the year ended December 31, 2008, and Form 40-F for the year ended December 31, 2009 filed with the Commission by Northern Dynasty Minerals on April 1, 2010.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response before May 31, 2010.

If you have further questions or need additional information, please contact myself at (604) 684-6365 extension 6712. Thank you for your time and consideration.

Sincerely,

NORTHERN DYNASTY MINERALS

/s/ Bernard Tan

Bernard Tan, CA, MBA
Corporate Controller